March 10, 2003




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549



Re:	Statement of Changes in Beneficial Ownership of Securities on Form 4



Ladies and Gentlemen:

Attached please find a Statement of Changes of Beneficial Ownership of Securities on Form 4 (the "Form 4"), filed electronically via EDGAR, on behalf of Michael Ferdinandi.

Thank you.

Sincerely,
Linda M. DiSanto
Paralegal





cc (w/ one copy of encl.):
The New York Stock Exchange, Inc.